Supplement dated October 10, 2008 to Prospectus Supplement dated October 31, 2007 (as supplemented by the Supplement thereto dated June 18, 2008, the Supplement thereto dated November 26, 2007 and the Supplement thereto dated February 5, 2008) to Prospectus dated October 31, 2007

$ 1,122,721,300 (Approximate; subject to a permitted variance of plus or minus 5%)
Citigroup Mortgage Loan Trust 2007-10
Issuing Entity

Mortgage Pass-Through Certificates, Series 2007-10

Citigroup Mortgage Loan Trust Inc.
Depositor

Citigroup Global Markets Realty Corp.
Sponsor

Wells Fargo Bank, N.A.
Countrywide Home Loans Servicing LP
Citi Residential Lending Inc.
Servicers

CitiMortgage, Inc.
Master Servicer and Trust Administrator

Citibank, N.A.
Paying Agent, Certificate Registrar and Authenticating Agent

With respect to the Offered Certificates, the Prospectus Supplement, dated October 31, 2007, as supplemented by the Supplement thereto dated June 18, 2008, the Supplement thereto dated November 26, 2007 and the Supplement thereto dated February 5, 2008 (as so previously supplemented, the “Prospectus Supplement”) is hereby revised as follows:

1.  The initial ratings and the current ratings of the Certificates have been revised.  The following table indicates the initial ratings and the current ratings of the Certificates.

Class	Initial S&P Rating	Current S&P Rating	Initial Fitch Rating	Current Fitch Rating
1A1A	AAA	AAA	AAA	AAA(1)
1A1B	AAA	AAA	AAA	AAA(2)
1B1	AA	AA	AA	AA(2)
1B2	A	A	A	BBB(3)
1B3	BBB	BBB	BBB	BB(3)
1B4(8)	BB	BB	NR	NR
1B5(8)	B	B	NR	NR
1B6(8)	NR	NR	NR	NR
1R	AAA	AAA	AAA	AAA
2A1A	AAA	AAA	AAA	AAA(4)
22AA	AAA	AAA	AAA	AAA(4)
2A2A	AAA	AAA	AAA	AAA(4)
2A2B	AAA	AAA	AAA	AAA(4)
212B	AAA	AAA	AAA	AA(5)
2A2IO	AAA	AAA	AAA	AAA
2A3A	AAA	AAA	AAA	AAA(4)
2A3B	AAA	AAA	AAA	AA(5)
2A3IO	AAA	AAA	AAA	AAA
2A4A	AAA	AAA	AAA	AAA(4)
2A4B	AAA	AAA	AAA	AA(5)
2A5A	AAA	AAA	AAA	AAA(6)
2A5B	AAA	AAA	AAA	AA(5)
2B1	AA	AA	AA	BBB(5)
2B2	A	A	A	BB(5)
2B3	BBB	BBB	BBB	B(5)
2B4(8)	NR	NR	BB	C (7)
2B5(8)	NR	NR	B	C (7)
2B6(8)	NR	NR	NR	NR
2R	AAA	NR	AAA	AAA
31AA	AAA	AAA	AAA	AAA(4)
3A1A	AAA	AAA	AAA	AAA(4)
3A1B	AAA	AAA	AAA	AAA(6)
3A1C	AAA	AAA	AAA	AAA(4)
31AB	AAA	AAA	AAA	A(5)
3A1IO	AAA	AAA	AAA	AAA
3A2A	AAA	AAA	AAA	A(5)
3A2B	AAA	AAA	AAA	A(5)
3A3A	AAA	AAA	AAA	AAA(4)
3A3B	AAA	AAA	AAA	A(5)
3B1	AA	AA	NR	NR
3B2	A	A	NR	NR
3B3	BBB	BBB	NR	NR
3B4(8)	BB	BB	NR	NR
3B5(8)	B	B	NR	NR
3B6(8)	NR	NR	NR	NR
3R	AAA	AAA	AAA	AAA
_______________
(1)           This ratings on these classes of Certificates were affirmed by Fitch on March 20, 2008.
(2)           These classes of Certificates were placed on ratings watch negative by Fitch on August 6, 2008.  “Ratingwatch negative” means the rating is on review for possible downgrade and may be lowered.
(3)           The ratings by Fitch of these classes of Certificates were lowered on August 6, 2008.
(4)           These classes of Certificates were placed on rating watch negative by Fitch on March 6, 2008.
(5)           The ratings by Fitch of these classes of Certificates were lowered and placed on rating watch negative onAugust 4, 2008.
(6)           This ratings on these classes of Certificates were affirmed by Fitch on August 4, 2008.
(7)           The ratings by Fitch of these classes of Certificates were lowered on May 29, 2008.
(8)           These classes of Certificates are not offered pursuant to the Prospectus Supplement.

2.  The content under Number 2 in the Supplement dated June 18, 2008 is supplemented with the following:

Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the performance and market value of the Offered Certificates.  Delinquencies and losses with respect to residential mortgage loans generally have increased, in many cases substantially, over the past two years, and may continue to increase.  In addition, housing prices and appraisal values in many states have declined, in many cases substantially, over the past two years. A continued decline of those values may result in additional increases in delinquencies and losses on residential mortgage loans, particularly with respect to loans secured by second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.  However, because housing values have declined in many areas of the country, and the decline has been substantial in some cases, such statistics relating to the value of the mortgaged properties (e.g., loan-to-value ratios) of the related mortgage loans are likely to be worse than shown in the Supplement dated June 18,  2008.

Another factor that may in the future contribute to higher delinquency rates is the potential increase in monthly payments on adjustable-rate mortgage loans whose initial mortgage rate was fixed for the first one, two, three, five, seven or ten years following origination (such mortgage loans, “Delayed First Adjustment Mortgage Loans”).  The Delayed First Adjustment Mortgage Loans constitute a significant portion of the Group 2 Mortgage Loans and the Group 3 Mortgage Loans.  Borrowers with Delayed First Adjustment Mortgage Loans may be exposed to increased monthly payments if the related mortgage rate adjusts upward from the initial fixed rate.  This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period may result in significantly increased monthly payments for borrowers with Delayed First Adjustment Mortgage Loans.

Borrowers seeking to avoid such increased monthly payments through refinancing may be unlikely to find new, more affordable mortgage loans.  To the extent that the housing market continues to decline, an increasing number of borrowers under both fixed rate and adjustable rate mortgage loans may be left with insufficient equity in their homes to permit them to refinance, and some mortgage loans include prepayment charges that add to the cost of refinancing.  Furthermore, borrowers with Delayed First Adjustment Mortgage Loans who intend to sell their homes on or before the expiration of the initial fixed rate period, or borrowers under both fixed rate and adjustable rate mortgage loans who intend to sell at any time may find that they are unable to sell their homes for an amount sufficient to satisfy the unpaid principal balance of the related mortgage loan.  These events, alone or in combination, may contribute to higher delinquency rates on the mortgage loans.

In the past two years, in response to increased delinquencies and losses with respect to mortgage loans, many originators have implemented more conservative underwriting criteria for mortgage loans, which will likely result in reduced availability of refinancing alternatives for borrowers.  The reduced availability of refinancing options may result in higher rates of delinquencies and losses on the mortgage loans in the mortgage pool.

As a result of increased delinquencies and defaults on mortgage loans, a number of mortgage loan originators have experienced serious financial difficulties and, in many cases, have entered bankruptcy proceedings. These difficulties have resulted in part from declining markets for their mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults or for breaches of representations regarding loan quality.

As the level of delinquencies for a pool of mortgage loans increases, the costs of servicing and advancing on such mortgage loans also increases.  However, the servicers of the mortgage loans will not be entitled to receive any additional servicing compensation despite such cost increase.  As a result, servicers are also experiencing serious financial and operational difficulties.  Such difficulties could negatively impact a servicer’s ability to pursue collections on mortgage loans that are experiencing increased delinquencies and defaults and to maximize recoveries on the mortgage loans.  In some cases, servicers may become overwhelmed by the number of defaulted loans in their servicing portfolios and may be unable or unwilling to pursue collections or other remedies, or commence foreclosure proceedings on defaulted mortgage loans.

The servicers of the mortgage loans are generally required to make advances in respect of delinquent monthly payments.  However, there can be no assurance as to the current or continuing financial condition of any servicer or its ability to access markets for financing such advances.  If any servicer is experiencing financial difficulties, it may not be able to perform these advancing obligations.  This could result in the termination of such a servicer by the master servicer which could in turn result in delays of distributions to certificateholders or trust expenses which would reduce amounts available for distribution to certificateholders.

Prior to September 25, 2008, Cenlar FSB was a subervicer for Orchid Island TRS, LLC (f/k/a/ Opteum Financial Services, LLC) (“OFS”) with respect to approximately 4.56% of the Group 3 Mortgage Loans, approximately 5.24% of the Group 3-1 Mortgage Loans and approximately 1.65% of the Group 3-3 Mortgage Loans (each, by aggregate principal balance of the applicable mortgage loans as of September 1, 2008).  On September 25, 2008, OFS was terminated as a servicer.  Pursuant to the Pooling and Servicing Agreement, the Master Servicer or another servicer (which may be Cenlar FSB) shall service the mortgage loans as to which OFS was servicer prior to its termination.

Various federal, state and local regulatory authorities have taken or proposed actions that could hinder the ability of the servicers of the mortgage loans to foreclose promptly on defaulted mortgage loans. Any such actions may adversely affect the performance of the mortgage loans and the yield on, and value of, the certificates.  Proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences.  Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s loan.

You are encouraged to consider that the general market conditions discussed above may adversely affect the performance and market value of the certificates.

3.  The content under Number 5 in the Supplement dated June 18, 2008 is supplemented with the following:

The servicers of the mortgage loans will be responsible for servicing each mortgage loan regardless of whether the mortgage loan is performing or has become delinquent or is otherwise in default.  As a result, as delinquencies or defaults occur, the servicers will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the mortgage loans. This may include modifying the terms of mortgage loans that are in default or whose default is reasonably foreseeable. At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds, the servicers will be required to invest time and resources not otherwise required when collecting payments on performing mortgage loans. If a servicer determines that the terms of one or more mortgage loans should be modified, such servicer may make modifications that are designed to maximize collections in the aggregate but may adversely affect certain classes of the Offered Certificates.

Investors in the Offered Certificates should consider the importance of the servicers’ role in maximizing collections on the mortgage loans and the impediments the servicers may encounter when servicing a substantial number of delinquent or defaulted mortgage loans.  See “—Recent developments in the residential mortgage market may adversely affect the performance and market value of your certificates” above.  In some cases, failure by the servicers to timely modify the terms of a defaulted mortgage oan may reduce amounts available for distribution on the Offered Certificates in respect of such mortgage loan.

If the terms of a mortgage loan are modified, changes in the terms of such mortgage loan may include the capitalization of past due payments, lowering of the mortgage rate, reducing the principal balance, extension of the maturity date, the forgiveness of past due principal and/or interest payments, or other modifications, any of which will reduce or delay payment of the amount owed by the related borrower or delay the receipt of payments from the borrower.

The recently enacted Housing and Economic Recovery Act of 2008 provides that, absent a provision to the contrary in the applicable securitization agreement, a securitization servicer has a duty to maximize recoveries on a pool of securitized mortgage loans for the benefit of all investors and not “any individual party or group of parties.”  Investors should consider that the Housing and Economic Recovery Act of 2008 may cause the servicers of the mortgage loans to increase their modification activities in such a manner that may be beneficial to the trust in the aggregate, but may be adverse to an investor in certain classes of Offered Certificates.

In addition, there are additional government and private-industry driven proposals which, if enacted, may also impact the way in which loan modifications are carried out in the future.

4.  The following additional risk factor is inserted under “Risk Factors”:

The litigation concerning Countrywide Financial Corporation, Countrywide Home Loans, Inc. and Countrywide Home Loans Servicing LP.

Certain state and local government officials have filed proceedings against Countrywide Financial Corporation, Countrywide Home Loans, Inc. (“Countrywide”) and Countrywide Home Loans Servicing LP (“Countrywide Servicing”), including, among others, lawsuits brought by the state attorneys general of California, Connecticut, Florida, Illinois, Indiana and West Virginia.  The lawsuits allege, among other things, that Countrywide Financial Corporation, Countrywide and Countrywide Servicing violated state consumer protection laws by engaging in deceptive marketing practices designed to increase the volume of loans they originated and then sold into the secondary market and (according to certain of  the complaints) by improperly servicing loans.  The lawsuits seek various remedies, including among other things restitution, other monetary relief, penalties and rescission or reformation of mortgage loans made to consumers.  In addition, the Director of the Washington State Department of Financial Institutions has commenced an administrative proceeding against Countrywide alleging, among other things, that Countrywide did not provide borrowers with certain required disclosures and that the loan products made available to Washington borrowers of protected races or ethnicities were less favorable than those made available to other similarly situated borrowers.  While the outcome of these proceedings is unknown, the relief sought by the government officials in one or more of the matters could, if granted, result in delays in the foreclosure process, reduced payments by borrowers, modification of the original terms of the Countrywide mortgage loans, permanent forgiveness of all or a portion of the amounts owing in respect of the related Countrywide mortgage loans and/or increased reimbursable servicing expenses, which could result in delays and reductions in distributions to be made to certificateholders.

5.  The following is added after the first paragraph under “Static Pool Information”:

The depositor has made available updated static pool information which includes (i) information about the characteristics of the previously originated or purchased mortgage loans and (ii) delinquency, loss and prepayment information about such mortgage loans in monthly increments through September 2008.  The static pool information about previously securitized pools of mortgage loans that were established before January 1, 2006 is not deemed to be a part of this prospectus supplement.

6.  The content under Number 15 of the Supplement dated June 18, 2008 is supplemented as follows:

An additional paragraph is added after the first paragraph under Number 15 of the Supplement dated June 18, 2008 as follows:

On July 1, 2008, Countrywide Financial Corporation, a Delaware corporation (the “Predecessor Company”), completed its merger (the “Merger”) with Red Oak Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Bank of America, pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of January 11, 2008 (the “Merger Agreement”), by and among Bank of America, Red Oak Merger Corporation and the Predecessor Company. Upon consummation of the Merger, Red Oak Merger Corporation was renamed “Countrywide Financial Corporation”. As a result of the Merger, among other things, all of the direct and indirect subsidiaries of the Predecessor Company (which include Countrywide Home Loans and Countrywide Servicing) became indirect subsidiaries of Bank of America.

The sentence added to the third paragraph under Number 15 of the Supplement dated June 18, 2008 is supplemented as follows:

As of December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, December 31, 2007 and June 30, 2008, Countrywide Home Loans provided servicing for mortgage loans with an aggregate principal balance of approximately $644.855 billion, $838.322 billion, $1,111.090 billion, $1,298.394 billion, $1,476.039 billion and $1,485.285 billion, respectively, substantially all of which were being serviced for unaffiliated persons.

7.  The content under Number 16 of the Supplement dated June 18, 2008 is deleted in its entirety and replaced with the following:

The information set forth below under this subheading “—Citi Residential Lending Inc.” has been provided by Citi Residential Lending Inc.

Citi Residential Lending Inc., a Delaware corporation, is a mortgage company engaged in the business of servicing retail and wholesale sub-prime mortgage loans secured by one- to four family residences. Citi Residential Lending is a wholly owned subsidiary of  Citi Bank, N.A. Citi Residential Lending was formed in July of 2007 and on September 1, 2007 obtained its servicing portfolio and the assets required to servicing the portfolio through an asset purchase from Ameriquest Mortgage Company and its affiliates.

Citi Residential Lending has approval as a seller/servicer for Freddie Mac and provisional approval as a servicer of Fannie Mae.

During the first quarter of 2008 Citigroup announced a consolidation of its U.S. mortgage operations. As part of this consolidation, Citi Residential Lending’s mortgage servicing operations will be consolidated into existing Citi Mortgage Inc.(“CMI”) operations, currently anticipated to be completed by the end of the first quarter of 2009.  As part of the change, Citi Residential Lending believes that it will remain as the master servicer under its various existing mortgage servicing agreements, and will enter into a sub servicing agreement with CMI.  Citi Residential Lending’s former mortgage lending origination activities terminated during the third quarter of 2008.

Loan Servicing.

Citi Residential Lending services loans that have been sold to investors. Citi Residential Lending also services loans acquired by its affiliate Citi Global Markets and Banking.  Servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, engaging in loss mitigation efforts on defaulted loans or loans reasonably likely to default, and supervising foreclosure in the event of unremedied defaults. Citi Residential Lending’s servicing activities are subject to periodic audit by applicable regulatory authorities. Certain financial records of Citi Residential Lending relating to its loan servicing activities are reviewed annually as part of the audit of Citi Residential Lending’s financial statements conducted by its independent accountants.

Collection Procedures; Delinquency and Loss Experience.

When a mortgagor fails to make a required payment on a residential mortgage loan, Citi Residential Lending attempts to cause the deficiency to be cured by corresponding or making telephone contact with the mortgagor. Pursuant to Citi Residential Lending’s customary procedures for residential mortgage loans serviced by it, Citi Residential Lending generally mails a notice of intent to foreclose to the mortgagor within ten days after the loan has become 31 days past due (two payments due but not received) and upon expiration of the notice of intent to foreclose, generally one month thereafter, if the loan remains delinquent, typically institutes appropriate legal action to foreclose on the property securing the loan. If foreclosed, the property is sold at a public or private sale. Citi Residential Lending typically enters a bid based upon an analysis of the property value, estimated marketing and carrying costs and presence of junior liens, which may be equal to or less than the full amount owed. In the event the property is acquired at the foreclosure sale by Citi Residential Lending it is placed on the market for sale through local real estate brokers experienced in the sale of similar properties.

Citi Residential Lending Residential Loan Servicing Portfolio—Retail Originations

The following table sets forth the delinquency and loss experience of the prior servicer AMC Mortgage Services for December 2005 and December 2006 and of the current servicer Citi Residential Lending for December 2007 and June 2008 for residential (one- to four-family) retail first lien mortgage loans originated primarily by Ameriquest Mortgage Company through August 31, 2007, and by Citi Residential Lending from September 1, 2007 through June 30, 2008 as applicable.  Loans originated by Citi Residential Lending were transferred during the third quarter to Citi Mortgage Inc. and are no longer serviced by Citi Residential Lending.

	At December 31,			At June 30,
	2005	2006	2007	2008
	(Dollars in Thousands)
Total Outstanding Principal Balance	$42,605,629	$28,484,310	$19,956,508	$19,140,060
Number of Loans	287,905	196,456	139,141	130,914
DELINQUENCY
Period of Delinquency:
31-60 Days
Principal Balance	$866,024	$774,060	$643,723	$618,005
Number of Loans	6,749	5,785	4,645	4,173
Delinquency as a Percentage of Total Outstanding Principal Balance	2.03%	2.72%	3.23%	3.23%
Delinquency as a Percentage of Number of Loans	2.34%	2.94%	3.34%	3.19%
61-90 Days
Principal Balance	$466,017	$395,580	$348,830	$383,448
Number of Loans	3,688	2,916	2,471	2,529
Delinquency as a Percentage of Total Outstanding Principal Balance	1.09%	1.39%	1.75%	2.00%
Delinquency as a Percentage of Number of Loans	1.28%	1.48%	1.78%	1.93%
91 Days or More
Principal Balance	$1,810,826	$2,084,463	$2,351,930	$2,914,149
Number of Loans	15,214	15,721	16,286	18,335
Delinquency as a Percentage of Total Outstanding Principal Balance	4.25%	7.32%	11.79%	15.23%
Delinquency as a Percentage of Number of Loans	5.28%	8.00%	11.70%	14.01%
Total Delinquencies:
Principal Balance	$3,142,868	$3,254,103	$3,344,483	$3,915,601
Number of Loans	25,651	24,422	23,402	25,037
Delinquency as a Percentage of Total Outstanding Principal Balance	7.38%	11.42%	16.76%	20.46%
Delinquency as a Percentage of Number of Loans	8.91%	12.43%	16.82%	19.12%
FORECLOSURES PENDING(1)
Principal Balance	$1,159,814	$1,576,785	$1,805,214	$2,244,529
Number of Loans	9,610	11,740	12,367	14,177
Foreclosures Pending as a Percentage of Total Outstanding Principal Balance	2.72%	5.54%	9.05%	11.73%
Foreclosures Pending as a Percentage of Number of Loans	3.34%	5.98%	8.89%	10.83%
Average Month End Net Loan Losses for the Period (2)	$193,490	$329,189	$446,458	$353,091
NET LOAN LOSSES as a Percentage of Average Month End Outstanding Principal Balance	0.46%	0.91%	1.90%	3.35	%(3)

(1)
Includes mortgage loans which are in foreclosure but as to which title to the mortgaged property has not been acquired, at the end of the period indicated.  Foreclosures pending are included in the delinquencies set forth above.

(2)
The net loan loss for any such loan is equal to the difference between (a) the principal balance plus accrued interest through the date of liquidation plus all liquidation expenses related to such loan and (b) all amounts received in connection with the liquidation of such loan.

(3)	The percentage is annualized.

Citi Residential Lending Residential Loan Servicing Portfolio—Wholesale Originations

The following table sets forth the delinquency and loss experience of the prior servicer AMC Mortgage Services for December 2005 and December 2006 and of the current servicer Citi Residential Lending for December 2007 and June 2008 for residential (one- to four-family) wholesale first lien mortgage loans serviced by Citi Residential Lending that were originated or purchased by Ameriquest Mortgage Company, either directly, or through its affiliates, Argent Mortgage Company, L.L.C. and Olympus Mortgage Company through August 31, 2007, and by Citi Residential Lending from September 1, 2007 through June 30, 2008, as applicable.  Loans originated by Citi Residential Lending were transferred during the third quarter to Citi Mortgage Inc. and are no longer serviced by Citi Residential Lending.

	At December 31,			At June 30,
	2005	2006	2007	2008
	(Dollars in Thousands)
Total Outstanding Principal Balance	$32,535,569	$35,915,533	$22,502,125	$19,433,262
Number of Loans	184,855	185,766	120,759	105,214
DELINQUENCY
Period of Delinquency:
31-60 Days
Principal Balance	$628,665	$1,012,004	$1,032,747	$861,904
Number of Loans	4,072	5,433	5,418	4,519
Delinquency as a Percentage of Total Outstanding Principal Balance	1.93%	2.82%	4.59%	4.44%
Delinquency as a Percentage of Number of Loans	2.20%	2.92%	4.49%	4.30%
61-90 Days
Principal Balance	$341,549	$591,377	$675,230	$609,556
Number of Loans	2,297	3,048	3,360	3,010
Delinquency as a Percentage of Total Outstanding Principal Balance	1.05%	1.65%	3.00%	3.14%
Delinquency as a Percentage of Number of Loans	1.24%	1.64%	2.78%	2.86%
91 Days or More
Principal Balance	$1,122,948	$2,447,243	$3,806,453	$4,466,470
Number of Loans	8,235	13,546	18,564	21,095
Delinquency as a Percentage of Total Outstanding Principal Balance	3.45%	6.81%	16.92%	22.98%
Delinquency as a Percentage of Number of Loans	4.45%	7.29%	15.37%	20.05%
Total Delinquencies:
Principal Balance	$2,093,162	$4,050,624	$5,514,429	$5,937,930
Number of Loans	14,604	22,027	27,342	28,624
Delinquency as a Percentage of Total Outstanding Principal Balance	6.43%	11.28%	24.51%	30.56%
Delinquency as a Percentage of Number of Loans	7.90%	11.86%	22.64%	27.21%
FORECLOSURES PENDING(1)
Principal Balance	$749,763	$1,967,497	$2,963,559	$3,712,058
Number of Loans	5,390	10,755	14,297	17,374
Foreclosures Pending as a Percentage of Total Outstanding Principal Balance	2.30%	5.48%	13.17%	19.10%
Foreclosures Pending as a Percentage of Number of Loans	2.92%	5.79%	11.84%	16.51%
Average Month End Net Loan Losses for the Period (2)	$130,511	$261,917	$565,718	$655,010
NET LOAN LOSSES as a Percentage of Average Month End Outstanding Principal Balance	0.37%	0.75%	2.01%	5.55	%(3)

(1)	Includes mortgage loans which are in foreclosure but as to which title to the mortgaged property has not been acquired. Foreclosures pending are included in the delinquencies set forth above.

(2)
The net loan loss for any such loan is equal to the difference between (a) the principal balance plus accrued interest through the date of liquidation plus all liquidation expenses related to such loan and (b) all amounts received in connection with the liquidation of such loan.

(3)     The percentage is annualized.

As of June 30, 2008, 6,947 one- to four-family residential properties relating to loans in Citi Residential Lending's retail servicing portfolio and 11,807 one- to four-family residential property relating to loans in Citi Residential Lending's wholesale servicing portfolio had been acquired through foreclosure or deed in lieu of foreclosure and were not liquidated.

The delinquency and loss experience percentages set forth above in the immediately preceding tables are calculated on the basis of the total mortgage loans serviced as of the end of the periods indicated. The actual delinquency percentages with respect to the Mortgage Loans may be expected to be substantially higher than the delinquency percentages indicated above because the composition of the Mortgage Loans will not change. There can be no assurance that the delinquency and loss experience of the Mortgage Loans will correspond to the loss experience of Citi Residential Lending’s servicing portfolio set forth in the foregoing tables. The statistics shown above represent the delinquency and loss experience for the prior servicer, Ameriquest Mortgage Company through its affiliate sub-servicer, AMC Mortgage Services, total servicing portfolio only for the periods presented, whereas the aggregate delinquency and loss experience on the Mortgage Loans will depend on the results obtained over the life of the Trust. Citi Residential Lending’s servicing portfolio includes mortgage loans with payment and other characteristics that are not representative of the payment and other characteristics of the Mortgage Loans. A substantial number of the Mortgage Loans may also have been originated based on underwriting guidelines that are less stringent than those generally applicable to the servicing portfolio reflected in the foregoing table due to changes in the underwriting standards used by the Ameriquest Mortgage Company or its affiliates from time to time. If the residential real estate market should experience further overall declines in property values, the actual rates of delinquencies, foreclosures and losses could be higher. In addition, adverse economic conditions (which may or may not affect real property values) may affect the timely payment by mortgagors of scheduled payments of principal and interest on the Mortgage Loans and, accordingly, the actual rates of delinquencies, foreclosures and losses with respect to the Mortgage Loans.

Citi Residential Lending Loan Servicing Portfolio— Advances

Citi Residential Lending in connection with securitization transactions has complied with and fulfilled all of its advancing obligations since obtaining the servicing portfolio on September 1, 2007.

8.    The following is added after the fifth paragraph under “The Depositor”:

On March 19, 2008, a complaint was filed with the Supreme Court of the State of New York, County of Nassau, against the depositor by the City of Ann Arbor Employees' Retirement System, individually and on behalf of all other similarly situated.  The complaint alleges violations of Section 11 of the Securities Act of 1933 based on various omissions and misstatements in the Registration Statement, the Prospectus and the related prospectus supplements with respect to the mortgage loans underlying the transactions that are the subject of the complaint.  This case has been removed to the United States District Court for the Eastern District of New York.

9.  The content under Number 21 of the Supplement dated June 18, 2008 is deleted in its entirety and replaced with the following:

The information set forth in the next four paragraphs below has been provided by U.S. Bank National Association.

U.S. Bank National Association (“U.S. Bank”) will act as trustee and grantor trust trustee.   U.S. Bancorp, with total assets exceeding $247 billion as of June 30, 2008, is the parent company of U.S. Bank, the sixth largest commercial bank in the United States.  As of June 30, 2008, U.S. Bancorp served approximately 14.9 million customers, operated 2,542 branch offices in 24 states and had over 54,000 employees.  A network of specialized U.S. Bancorp offices across the nation, inside and outside its 24-state footprint, provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, governments and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with offices in 46 U.S. cities.  The pooling and servicing agreement will be administered from U.S. Bank’s corporate trust office located at One Federal Street, Boston, MA  02110.

U.S. Bank has provided corporate trust services since 1924.  As of June 30, 2008, U.S. Bank was acting as trustee with respect to over 82,000 issuances of securities with an aggregate outstanding principal balance of over $2.4 trillion.  This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

As of June 30, 2008, U.S. Bank (and its affiliate U.S. Bank Trust National Association) was acting as trustee on 1,088 issuances of MBS/Prime securities with an outstanding aggregate principal balance of approximately $431,563,500,000.

As compensation to the trustee in respect of its obligations under the pooling and servicing agreement, the trustee’s fees will be paid by the trust administrator pursuant to a separate agreement between the trustee and the trust administrator, and such compensation will not be an expense of the trust.

The trust will provide certain indemnifications to the trustee which may reduce amounts otherwise distributable to certificateholders.  See “Indemnification of the Trustee, the Trust Administrator, Citibank and the Custodian” below.

10.  The content under Number 22 of the Supplement dated June 18, 2008 is deleted in its entirety and replaced with the following:

The information set forth in the next two paragraphs below has been provided by Citibank, N.A.

The paying agent, certificate registrar and authenticating agent is Citibank, N.A., a national banking association and wholly owned subsidiary of Citigroup Inc., a Delaware corporation. Citibank, N.A. performs as paying agent through the Agency and Trust line of business, which is part of the Global Transaction Services division.  Citibank, N.A. has primary corporate trust offices located in both New York and London.  Citibank, N.A. is a leading provider of corporate trust services offering a full range of agency, fiduciary, tender and exchange, depositary and escrow services.   As of the end of the second quarter of 2008, Citibank’s Agency and Trust group manages in excess of $4.5 trillion in fixed income and equity investments on behalf of approximately 2,800 corporations worldwide.  Since 1987, Citibank Agency and Trust has provided trust services for asset-backed securities containing pool assets consisting of airplane leases, auto loans and leases, boat loans, commercial loans, commodities, credit cards, durable goods, equipment leases, foreign securities, funding agreement backed note programs, truck loans, utilities, student loans and commercial and residential mortgages.   As of the end of the second quarter of 2008, Citibank, N.A. acts as trustee and/or paying agent for approximately 424 various residential mortgage-backed transactions. Citibank’s offices for notices under the pooling and servicing agreement are located 388 Greenwich Street, 14th Floor, New York, New York 10013, Attention: Citibank Agency & Trust, and its telephone number is (212) 816-5680.

As compensation to Citibank in respect of its obligations under the pooling and servicing agreement, Citibank’s fees will be paid by the trust administrator pursuant to a separate agreement between Citibank and the trust administrator, and such compensation will not be an expense of the trust.

The trust will provide certain indemnifications to Citibank which may reduce amounts otherwise distributable to certificateholders.  See “—Indemnification of the Trustee, the Trust Administrator, Citibank and the Custodian” below.

11.  The Certificate Principal Balances of the Certificates after giving effect to the September 25, 2008 Distribution Date are as follows:

Class	Initial Certificate Principal Balance ($)	Certificate Principal Balance ($)
1A1A	190,071,000	172,022,684
1A1B	11,169,000	10,108,440
1B1	2,378,000	2,341,904
1B2	1,241,000	1,222,163
1B3	517,000	509,152
1B4	931,000	916,868
1B5	310,000	305,294
1B6	207,370	204,222
1R	100	0
2A1A	5,162,000	5,146,685
22AA	377,958,000	341,567,850
2A2A	100,000,000	90,371,906
2A2B	5,820,000	5,259,645
212B	24,180,000	21,875,815
2A2IO	N/A(1)	N/A(1)
2A3A	27,183,000	25,754,765
2A3B	1,345,000	1,274,332
2A3IO	N/A(1)	N/A(1)
2A4A	34,409,000	33,539,256
2A4B	1,703,000	1,659,954
2A5A	31,754,000	26,470,002
2A5B	1,571,000	1,309,579
2B1	11,838,000	11,807,247
2B2	5,439,000	5,424,870
2B3	2,560,000	2,553,350
2B4	5,119,000	5,105,702
2B5	1,599,000	1,594,846
2B6	2,240,392	2,223,661
2R	100	0
31AA	25,000,000	22,604,494
3A1A	118,475,000	107,122,696
3A1B	32,310,000	29,214,048
3A1C	17,883,000	16,169,446
31AB	26,837,000	24,265,472
3A1IO	N/A(1)	N/A(1)
3A2A	8,744,000	8,733,470
3A2B	1,212,000	1,210,540
3A3A	28,315,000	27,655,437
3A3B	3,925,000	3,833,572
3B1	18,712,000	18,684,669
3B2	3,242,000	3,237,265
3B3	1,768,000	1,765,418
3B4	2,504,000	2,500,343
3B5	2,652,000	2,648,126
3B6	3,094,888	2,987,072
3P	100	100
3R	100	0

(1)
This class of certificates is an interest only certificate and will not have a certificate principal balance. This class of certificates will accrue interest on the notional amount thereof.  The notional amount of this class of certificates will be calculated for each distribution date as described under “Description of the Certificates—Glossary” in the Prospectus Supplement.

12.  The following information is regarding cumulative Realized Losses as of the end of the Prepayment Period relating to the September 25, 2008 distribution date:

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 1 Mortgage Loans as of the end of the related Prepayment Period was $0.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 2 Mortgage Loans as of the end of the related Prepayment Period was $10,912.61.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 2-1 Mortgage Loans as of the end of the related Prepayment Period was $0.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 2-2 Mortgage Loans as of the end of the related Prepayment Period was $10,912.61.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 2-3 Mortgage Loans as of the end of the related Prepayment Period was $0.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 2-4 Mortgage Loans as of the end of the related Prepayment Period was $0.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 2-5 Mortgage Loans as of the end of the related Prepayment Period was $0.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 3 Mortgage Loans as of the end of the related Prepayment Period was approximately $103,627.89.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 3-1 Mortgage Loans as of the end of the related Prepayment Period was approximately $103,627.89.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 3-2 Mortgage Loans as of the end of the related Prepayment Period was $0.

As of the September 25, 2008 Distribution Date, the cumulative Realized Losses on the Group 3-3 Mortgage Loans as of the end of the related Prepayment Period was $0.

13.  The Prospectus, the Prospectus Supplement and the previous supplements to the Prospectus Supplement are available through EDGAR at the following websites.

Prospectus dated October 31, 2007 and Prospectus Supplement dated October 31, 2007 (To Prospectus dated October 31, 2007):
http://sec.gov/Archives/edgar/data/1416389/000088237707002445/d727824-424b5.htm

Supplement dated November 26, 2007 to Prospectus Supplement dated October 31, 2007 (To Prospectus dated October 31, 2007):
http://sec.gov/Archives/edgar/data/1416389/000088237707002528/p07-1141_424b5.htm

Supplement dated February 5, 2008 to Prospectus Supplement dated October 31, 2007 (To Prospectus dated October 31, 2007):  http://sec.gov/Archives/edgar/data/1416389/000088237708000051/d730502.htm

Supplement dated June 18, 2008 to Prospectus Supplement dated October 31, 2007 (To Prospectus dated October 31, 2007):
http://sec.gov/Archives/edgar/data/1416389/000088237708000130/d764911-complete.htm

This Supplement to the Prospectus Supplement may be used to offer or sell the Offered Certificates only if accompanied by the Prospectus Supplement (as previously supplemented) and the Prospectus.

Dealers will be required to deliver a Supplement, Prospectus Supplement (as previously supplemented) and Prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions.  In addition, all dealers selling the Offered Certificates, whether or not participating in this offering, may be required to deliver a Supplement, Prospectus Supplement (as previously supplemented) and Prospectus until 90 days following the date of this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered certificates or determined that this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

Citi